Richard E. Baltz
Richard.Baltz@aporter.com

+1 202.942.5124 +1 202.942.5999 Fax

555 Twelfth Street, NW Washington, DC 20004-1206

September 25, 2013

FOIA CONFIDENTIAL TREATMENT REQUEST

Under 17 CFR §200.83

The entity requesting confidential treatment is:

MacroGenics, Inc.

9640 Medical Center Drive

Rockville, MD 20850

Attn: Scott Koenig, M.D., Ph.D.

President and Chief Executive Officer

301-251-5172

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	MacroGenics, Inc.

Registration Statement on Form S-1

File No. 333-190994

Ladies and Gentlemen:

On behalf of MacroGenics, Inc. (the “Company”), in order to facilitate your review, we supplementally advise the Staff that the Pricing Committee of the Company’s board of directors has approved a price range of $[**] to $[**] per share of common stock, based on an approved reverse split of 1-for-[**] shares. Disclosure of the price range and the reverse split will be included in the prospectus contained in the next amendment to the Company’s registration statement on Form S-1. The price range, prior to the reverse split, in correlation to the share numbers in the currently filed Form S-1, would be $[**] to $[**] per share of common stock.

[**]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Rule 83 Confidential Treatment Requested by MacroGenics, Inc.

September 25, 2013

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 942-5124 or by email at richard.baltz@aporter.com. Thank you for your assistance.

Sincerely,

/s/ Richard Baltz

Richard E. Baltz

cc:	Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549